Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: UFJ Holdings, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-123136

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

Partial Change to the Organizational Structure of the New Securities Company

Tokyo, May 18, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) have been preparing for the two groups’ management integration in October 2005, subject to the approval of their shareholders and relevant authorities, and have decided to partially change the organizational structure of the new securities company which was announced on April 20, 2005 as below, to strengthen its strategic business areas.

1.	“Real Estate Investment Banking Office” shall be changed to “Real Estate Investment Banking Division”.

2.	“Equity Marketing Division” shall be newly established.

3.	“Equity Sales Division I, Global Business Support Office” shall be changed to “Equity Marketing Division, Marketing Planning Office”.

4.	“International Business Division” shall be newly established.

(Contacts)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9066)
UFJ Holdings, Inc.	Public Relations Department	(03-3212-5460)
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03-6213-6124)
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	(03-5222-8355)

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100- 8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.